UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
Suite 2000, 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2020

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Voyage charter revenues (note 3)	207,926	191,495	525,404	413,572
Time-charter revenues (note 3)	34,986	1,496	50,553	4,906
Other revenues (notes 3 and 4)	3,580	14,016	12,435	26,690
Total revenues	246,492	207,007	588,392	445,168

Voyage expenses	(61,558)	(97,398)	(180,799)	(200,397)
Vessel operating expenses (note 13b)	(46,218)	(53,600)	(96,867)	(108,187)
Time-charter hire expenses	(9,296)	(10,792)	(19,175)	(20,240)
Depreciation and amortization	(29,546)	(30,658)	(59,178)	(60,523)
General and administrative expenses (note 13b)	(9,784)	(9,508)	(19,070)	(18,673)
Gain (loss) on sale of assets and write-down of assets (note 15)	2,896	—	(191)	—
Income from operations	92,986	5,051	213,112	37,148

Interest expense	(13,492)	(16,607)	(28,627)	(33,549)
Interest income	567	221	823	586
Realized and unrealized loss on derivative instruments (note 8)	(589)	(1,778)	(1,416)	(2,625)
Equity income (loss)	3,188	(169)	5,128	584
Other income (note 9)	940	614	2,083	249
Net income (loss) before income tax	83,600	(12,668)	191,103	2,393
Income tax recovery (expense) (note 10)	14,598	(1,639)	13,934	(4,253)
Net income (loss)	98,198	(14,307)	205,037	(1,860)

Per common share amounts (note 14)
- Basic earnings (loss) per share	$2.91	$(0.43)	$6.08	$(0.06)
- Diluted earnings (loss) per share	$2.89	$(0.43)	$6.04	$(0.06)

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	33,727,978	33,623,800	33,698,972	33,604,397
- Diluted	33,978,730	33,623,800	33,962,511	33,604,397

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents	167,907	88,824
Restricted cash – current (note 16)	4,766	3,071
Accounts receivable	88,663	95,648
Assets held for sale (note 15)	—	65,458
Due from affiliates (note 13c)	2,440	697
Current portion of derivative assets (note 8)	—	577
Bunker and lube oil inventory	30,885	49,790
Prepaid expenses	12,103	10,288
Accrued revenue	42,153	106,872
Total current assets	348,917	421,225
Restricted cash – long-term (note 16)	3,437	3,437
Vessels and equipment
At cost, less accumulated depreciation of $563.8 million (2019 - $537.1 million) (note 6)	1,161,097	1,223,085
Vessels related to finance leases, at cost, less accumulated depreciation of $159.0 million (2019 - $143.7 million) (note 7)	511,879	527,081
Operating lease right-of-use assets (note 7)	10,758	19,560
Total vessels and equipment	1,683,734	1,769,726
Investment in and advances to equity-accounted joint venture	29,740	28,112
Derivative assets (note 8)	—	82
Other non-current assets	1,453	1,923
Intangible assets at cost, less accumulated amortization of $3.4 million (2019 - $3.2 million)	2,259	2,545
Goodwill	2,426	2,426
Total assets	2,071,966	2,229,476
LIABILITIES AND EQUITY
Current
Accounts payable	59,652	70,978
Accrued liabilities (note 13c)	40,360	59,735
Short-term debt (note 5)	10,000	50,000
Due to affiliates (note 13c)	2,091	2,139
Liabilities associated with assets held for sale (note 15)	—	2,980
Current portion of derivative liabilities (note 8)	414	86
Current portion of long-term debt (note 6)	27,549	43,573
Current obligations related to finance leases (note 7)	26,281	25,357
Current portion of operating lease liabilities (note 7)	10,986	16,290
Other current liabilities	8,485	8,567
Total current liabilities	185,818	279,705
Long-term debt (note 6)	285,389	516,106
Long-term obligations related to finance leases (note 7)	376,238	389,431
Long-term operating lease liabilities (note 7)	417	3,270
Other long-term liabilities (note 10)	27,516	51,044
Derivative liabilities (note 8)	789	—
Total liabilities	876,167	1,239,556
Commitments and contingencies (notes 5, 6, 7, and 8)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as of June 30, 2020 and 585.0 million shares authorized, 29.0 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2019) (note 12)	1,298,397	1,297,555
Accumulated deficit	(102,598)	(307,635)
Total equity	1,195,799	989,920
Total liabilities and equity	2,071,966	2,229,476
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	205,037	(1,860)
Non-cash items:
Depreciation and amortization	59,178	60,523
Loss on sale of assets and write-down of assets (note 15)	191	—
Unrealized loss on derivative instruments (note 8)	1,776	4,366
Equity income	(5,128)	(584)
Income tax (recovery) expense (note 10)	(12,873)	3,795
Other	(8)	2,743
Change in operating assets and liabilities	60,379	23,198
Expenditures for dry docking	(3,681)	(27,815)
Net operating cash flow	304,871	64,366

FINANCING ACTIVITIES
Proceeds from short-term debt (note 5)	205,000	65,000
Proceeds from long-term debt, net of issuance costs (note 6)	477,822	16,421
Scheduled repayments of long-term debt (note 6)	(8,812)	(50,800)
Prepayments of long-term debt (note 6)	(717,368)	(109,688)
Prepayments of short-term debt (note 5)	(245,000)	(50,000)
Proceeds from financing related to sales and leaseback of vessels (note 8)	—	63,720
Scheduled repayments of obligations related to finance leases (note 7)	(12,269)	(12,073)
Other	(562)	(126)
Net financing cash flow	(301,189)	(77,546)

INVESTING ACTIVITIES
Proceeds from sale of assets (note 15)	75,214	—
Expenditures for vessels and equipment	(3,076)	(6,545)
Loan repayments from equity-accounted joint venture	3,500	—
Net investing cash flow	75,638	(6,545)

Increase (decrease) in cash, cash equivalents and restricted cash	79,320	(19,725)
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	176,110	40,782
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	106,839	106,839
Equity-based compensation (note 12)	57	468	—	—	468
Balance as at March 31, 2020	33,712	1,209,491	88,532	(200,796)	1,097,227
Net income	—	—	—	98,198	98,198
Equity-based compensation (note 12)	26	374	—	—	374
Balance as at June 30, 2020	33,738	1,209,865	88,532	(102,598)	1,195,799

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2018	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	12,447	12,447
Equity-based compensation (note 12)	54	668	—	—	668
Balance as at March 31, 2019	33,624	1,208,065	88,532	(336,549)	960,048
Net loss	—	—	—	(14,307)	(14,307)
Equity-based compensation (note 12)	—	154	—	—	154
Balance as at June 30, 2019	33,624	1,208,219	88,532	(350,856)	945,895
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 15, 2020. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries which reduced crude exports, and the unwinding of floating storage. COVID-19 was also a contributing factor to the reduction in certain tax accruals as described in Note 10 - Income Tax Recovery (Expense).

Voyage Charter Revenues and Expenses

Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $4.7 million and $10.4 million for the three and six months ended June 30, 2019, respectively.

Reverse Stock Split

The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

2.	Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted this update on January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company's unaudited consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in this ASU are effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. For descriptions of these types of contracts, see Item 18 - Financial Statements: Note 3 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 15).

The following table contains a breakdown of the Company's revenue by contract type for the three and six months ended June 30, 2020 and June 30, 2019. All revenue is part of the Company's tanker segment, except for revenue for the non-US portion of the ship-to-ship support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's ship-to-ship transfer segment. The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Voyage charter revenues
Suezmax	93,985	87,001	251,705	189,009
Aframax	59,369	48,889	131,833	115,136
LR2	27,873	26,325	76,659	61,952
Full service lightering	26,699	29,280	65,207	47,475
Total	207,926	191,495	525,404	413,572

Time-charter revenues
Suezmax	31,000	1,496	46,567	3,069
Aframax	2,158	—	2,158	1,837
LR2	1,828	—	1,828	—
Total	34,986	1,496	50,553	4,906

Other revenues
Ship-to-ship support services	1,123	8,222	7,842	13,161
Commercial management	1,848	2,090	4,201	4,326
LNG terminal management, consultancy, procurement and other	609	3,704	392	9,203
Total	3,580	14,016	12,435	26,690

Total revenues	246,492	207,007	588,392	445,168

Charters-out
As at June 30, 2020, 14 (December 31, 2019 - five) of the Company’s vessels operated under fixed-rate time charter contracts, six of which are scheduled to expire in 2020, six of which are scheduled to expire in 2021 and two of which are scheduled to expire in 2022. As at June 30, 2020, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $70.5 million (remainder of 2020), $41.7 million (2021) and $5.2 million (2022) (December 31, 2019 - $40.0 million (2020)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after June 30, 2020, from unexercised option periods of contracts that existed on June 30, 2020 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.
Contract Liabilities
As at June 30, 2020, the Company had $7.7 million (December 31, 2019 - $7.5 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which currently are included in other current liabilities on the Company's unaudited consolidated balance sheets.

4.	Segment Reporting
On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s segment information for all periods prior to the sale and reorganization has been retroactively adjusted whereby the remaining ship-to-ship support operations have been reallocated from the ship-to-ship transfer segment to the tanker segment. Consequently, the Company’s tanker segment now consists of the operation of all of its tankers, including the operations from those tankers employed on full service lightering contracts, and the US based ship-to-ship support service operations that the Company retained, including its lightering support services provided as part of full service lightering operations. The Company’s ship-to-ship transfer segment consists of the Company’s non-US lightering support services, LNG terminal management, consultancy, procurement, and other related services which were sold as of April 30, 2020. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s unaudited consolidated financial statements.

The following tables include results for the Company’s revenues and income (loss) from operations by segment for the three and six months ended June 30, 2020 and June 30, 2019.

Three Months Ended June 30, 2020
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	245,728	764	246,492
Voyage expenses	(61,558)	—	(61,558)
Vessel operating expenses	(45,140)	(1,078)	(46,218)
Time-charter hire expenses	(9,296)	—	(9,296)
Depreciation and amortization	(29,425)	(121)	(29,546)
General and administrative expenses (2)	(9,637)	(147)	(9,784)
(Loss) gain on sale of assets and write-down of assets	(185)	3,081	2,896
Income from operations	90,487	2,499	92,986

Equity income	3,188	—	3,188

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

Three Months Ended June 30, 2019
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	197,442	9,565	207,007
Voyage expenses	(97,398)	—	(97,398)
Vessel operating expenses	(46,181)	(7,419)	(53,600)
Time-charter hire expenses	(10,792)	—	(10,792)
Depreciation and amortization	(29,925)	(733)	(30,658)
General and administrative expenses (2)	(9,116)	(392)	(9,508)
Income from operations	4,030	1,021	5,051

Equity loss	(169)	—	(169)

Six Months Ended June 30, 2020
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	581,400	6,992	588,392
Voyage expenses	(180,799)	—	(180,799)
Vessel operating expenses	(90,927)	(5,940)	(96,867)
Time-charter hire expenses	(19,175)	—	(19,175)
Depreciation and amortization	(58,685)	(493)	(59,178)
General and administrative expenses (2)	(18,443)	(627)	(19,070)
(Loss) gain on sale of assets and write-down of assets	(3,272)	3,081	(191)
Income from operations	210,099	3,013	213,112

Equity income	5,128	—	5,128

Six Months Ended June 30, 2019
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	426,386	18,782	445,168
Voyage expenses	(200,397)	—	(200,397)
Vessel operating expenses	(93,139)	(15,048)	(108,187)
Time-charter hire expenses	(20,240)	—	(20,240)
Depreciation and amortization	(59,115)	(1,408)	(60,523)
General and administrative expenses (2)	(17,915)	(758)	(18,673)
Income from operations	35,580	1,568	37,148

Equity income	584	—	584

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

(1)	Revenues earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's unaudited consolidated statements of income (loss).

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
Tanker	1,904,059	2,114,451
Ship-to-Ship Transfer	—	26,201
Cash and cash equivalents	167,907	88,824
Consolidated total assets	2,071,966	2,229,476

5.	Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The next maturity date of the Working Capital Loan is in November 2020. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at June 30, 2020, $10.0 million (December 31, 2019 - $50.0 million) was owing under this facility, and the average interest rate on the facility was 3.7% (December 31, 2019 - 5.0%). As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of this facility.

6.	Long-Term Debt

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
Revolving Credit Facility due 2024	235,000	341,132
Term Loan due 2021	86,681	221,729
Total principal	321,681	562,861
Less: unamortized discount and debt issuance costs	(8,743)	(3,182)
Total debt	312,938	559,679
Less: current portion	(27,549)	(43,573)
Non-current portion of long-term debt	285,389	516,106

As at June 30, 2020, the Company had one revolving credit facility (or the 2020 Revolver) (December 31, 2019 - two revolving facilities), which, as at such date, provided for aggregate borrowings of up to $485.6 million, of which $250.6 million was undrawn (December 31, 2019 - $371.5 million, of which $30.4 million was undrawn). Interest payments are based on LIBOR plus a margin. As at June 30, 2020, such margin was 2.40% (December 31, 2019 - ranged from 2.00% to 2.75%). The total amount available under the 2020 Revolver decreases by $47.2 million (remainder of 2020), $91.4 million (2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024). As at June 30, 2020, the Company also had one term loan outstanding (December 31, 2019: three), which totaled $86.7 million (December 31, 2019 - $221.7 million). Interest payments on the term loan are based on a combination of a fixed rate of 5.4% (December 31, 2019 - 5.4%) and a variable rate based on LIBOR plus a margin. As at June 30, 2020, the margin was 0.5% (December 31, 2019 - ranged from 0.3% to 2.0%). The term loan repayments are made in semi-annual payments. The term loan also has a balloon or bullet repayment due at maturity in 2021. The 2020 Revolver and term loan are further described below.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

In January 2020, the Company entered into the 2020 Revolver, which is scheduled to mature in December 2024, and which had an outstanding balance of $235.0 million as at June 30, 2020. The 2020 Revolver was used to repay a portion of the $455.3 million previously outstanding under two previous revolving credit facilities of the Company, which were scheduled to mature in 2021 and 2022, and under two term loan facilities, which were scheduled to mature in 2020 and 2021. The 2020 Revolver is collateralized by 31 of the Company's vessels, together with other related security. The total net book value of these 31 vessels as at June 30, 2020 was $1,021.4 million. The 2020 Revolver requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of June 30, 2020, the hull coverage ratio was 379%. The vessel values used in this ratio are appraised values provided by third parties. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

The Company’s term loan, with a total outstanding balance of $86.7 million as at June 30, 2020 (December 31, 2019 - $221.7 million), which was scheduled to mature in 2021, was guaranteed by Teekay Corporation (or Teekay) and collateralized by four of the Company’s vessels, together with other related security. The term loan required Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt and obligations related to finance leases (excluding the debt of Teekay LNG Partners L.P. (or TGP) and its subsidiaries). In August 2020, the Company refinanced the term loan facility (or the 2020 Term Loan) and replaced the guarantee from Teekay with a guarantee from five of the Company's wholly-owned subsidiaries. The 2020 Term Loan facility is scheduled to mature in 2023. The Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases (note 18).

As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.
The weighted-average interest rate on the Company’s long-term debt as at June 30, 2020 was 3.0% (December 31, 2019 - 3.7%). This rate does not reflect the effect of the Company’s interest rate swap agreement (note 8).
The aggregate annual long-term principal repayments required to be made by the Company under the 2020 Revolver and the term loan subsequent to June 30, 2020, including the impact of the debt refinancing completed in August 2020, are $22.1 million (remainder of 2020), $11.2 million (2021), $11.2 million (2022), $75.9 million (2023) and $201.3 million (2024).

7.	Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at June 30, 2020, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $17.3 million (remainder of 2020) and $6.5 million (2021).
Obligations Related to Finance Leases

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
Total obligations related to finance leases	402,519	414,788
Less: current portion	(26,281)	(25,357)
Long-term obligations related to finance leases	376,238	389,431

From 2017 to 2019, the Company completed sale-leaseback financing transactions with financial institutions relating to 16 of the Company's vessels. Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. The Company is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's unaudited consolidated balance sheets).
Four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 129% (December 31, 2019 - 122%).
Six of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 78% of the total outstanding principal balance during the first two years of the lease period, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 110% (December 31, 2019 - 115%).
Four of the bareboat charters also require the Company to maintain, for each vessel, a minimum hull overage ratio of 100% of the total outstanding principal balance. As at June 30, 2020, this ratio was approximately 163% (December 31, 2019 - 158%).
The remaining two bareboat charters also require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 102% (December 31, 2019 - 109%).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
The weighted-average interest rate on the Company’s obligations related to finance leases as at June 30, 2020 was 7.6% (December 31, 2019 - 7.6%).
As at June 30, 2020, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $573.9 million (December 31, 2019 - $601.7 million), including imputed interest of $171.4 million (December 31, 2019 - $186.9 million), repayable from 2020 through 2030, as indicated below:

Commitments
Year	June 30, 2020
Remainder of 2020	28,449
2021	56,222
2022	56,213
2023	56,204
2024	56,348
Thereafter	320,481

8.	Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

In January 2020, the Company completed a refinancing of current long-term debt facilities (note 6). As a result of this refinancing, the Company extinguished all of its then existing interest rate swaps and entered into a new interest rate swap which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at June 30, 2020:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Liability	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	(1,038)	4.5	0.76

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2020, ranged from 0.50% to 3.50%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of income (loss).
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accounts receivable (Accrued liabilities)	Current portion of derivative liabilities	Derivative liabilities
	$	$	$	$	$
As at June 30, 2020
Interest rate swap agreement	—	—	—	(249)	(789)
Forward freight agreements	—	—	—	(165)	—
	—	—	—	(414)	(789)

As at December 31, 2019
Interest rate swap agreements	577	82	230	—	—
Forward freight agreements	—	—	—	(86)	—
	577	82	230	(86)	—

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Company’s unaudited consolidated statements of income (loss) as follows:

	Three Months Ended			Three Months Ended
	June 30, 2020			June 30, 2019
	Realized gains (losses)	Unrealized (losses) gains	Total	Realized gains (losses)	Unrealized (losses) gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	86	(483)	(397)	829	(2,699)	(1,870)
Forward freight agreements	(200)	8	(192)	(29)	121	92
	(114)	(475)	(589)	800	(2,578)	(1,778)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Six Months Ended			Six Months Ended
	June 30, 2020			June 30, 2019
	Realized gains (losses)	Unrealized (losses)	Total	Realized gains (losses)	Unrealized (losses) gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	609	(1,697)	(1,088)	1,783	(4,470)	(2,687)
Forward freight agreements	(249)	(79)	(328)	(42)	104	62
	360	(1,776)	(1,416)	1,741	(4,366)	(2,625)

9.	Other Income
The components of other income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Foreign exchange (loss) gain	(87)	595	1,048	182
Other income	1,027	19	1,035	67
Total	940	614	2,083	249

10.	Income Tax Recovery (Expense)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended 30 June
	2020 $	2019 $
Balance of unrecognized tax benefits as at January 1	49,579	32,059
Increases for positions related to the current year	1,489	1,686
Changes for positions taken in prior years	(14,507)	2,047
Decreases related to statute of limitations	(812)	—
Balance of unrecognized tax benefits as at June 30	35,749	35,792

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. In the three months ended June 30, 2020, the Company obtained further legal advice regarding the applicable tax rate in respect of freight taxes in a certain jurisdiction and subsequently secured an agreement in principle with a tax authority relating to an outstanding uncertain tax liability. The agreement in principle is based in part on a recent initiative of the tax authority in response to COVID-19, which included the waiver of interest and penalties on unpaid taxes. Based on this and other clarifications of tax regulations, the Company has reversed $15.2 million of freight tax liabilities in the three months ended June 30, 2020. The Company classified the remaining liability for this jurisdiction of approximately $8.6 million to accrued liabilities on the Company's unaudited consolidated balance sheet as of June 30, 2020.
The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

11.	Financial Instruments
Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash	Level 1	176,110	176,110	95,332	95,332
Derivative instruments (note 8)
Interest rate swap agreements (1)	Level 2	(1,038)	(1,038)	659	659
Forward freight agreements (1)	Level 2	(165)	(165)	(86)	(86)

Non-recurring:
Operating lease right-of-use assets (note 7)	Level 2	10,758	10,758

Other:
Short-term debt (note 5)	Level 2	(10,000)	(9,991)	(50,000)	(50,000)
Advances to equity-accounted for joint venture	(2)	6,430	(2)	9,930	(2)
Long-term debt, including current portion (note 6)	Level 2	(312,938)	(314,792)	(559,679)	(558,657)
Obligations related to finance leases, including current portion (note 7)	Level 2	(402,519)	(465,028)	(414,788)	(442,648)
Assets held for sale (note 15)	Level 2	—	—	37,240	37,240

(1)
The fair value of the Company’s interest rate swap agreements and FFAs at June 30, 2020 and December 31, 2019 exclude accrued interest income and expenses which are recorded in accounts receivable and accrued liabilities, respectively, on the unaudited consolidated balance sheets.

(2)
The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests as at June 30, 2020 and December 31, 2019 were not determinable.

(3)
As at June 30, 2020, $12.8 million relating to the sale of assets (note 15) was reflected in accounts receivable on the unaudited consolidated balance sheet. The estimated fair value approximated the carrying value at June 30, 2020.

12.	Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at June 30, 2020 was 100.0 million shares of Preferred Stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2019 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2020, the Company had 29.1 million shares of Class A common stock (December 31, 2019 – 29.0 million), 4.6 million shares of Class B common stock (December 31, 2019 – 4.6 million) and no shares of preferred stock (December 31, 2019 – nil) issued and outstanding.
During the three and six months ended June 30, 2020, the Company recorded $0.6 million and $0.9 million (2019 - $0.2 million and $0.6 million), respectively, of expenses related to the restricted stock units and stock options in general and administrative expenses. During the six months ended June 30, 2020, a total of 78.3 thousand restricted stock units (2019 - 53.8 thousand) with a market value of $1.3 million (2019 - $0.5 million) vested and were paid to the grantees by issuing 44.8 thousand shares (2019 - 34.1 thousand shares) of Class A common stock, net of withholding taxes.

13.	Related Party Transactions
Management Fee - Related and Other

a.
The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive vessel management services for its owned and leased vessels (other than certain former Tanker Investments Ltd. (or TIL) vessels, which are technically managed by a third party) from its wholly-owned subsidiaries and no longer contracts these services from the Manager.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

b.Amounts received and (paid) by the Company for related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(248)	—	(496)	—
Strategic and administrative service fees (ii)	(7,143)	(7,950)	(15,115)	(15,742)
Secondment fees (iii)	(144)	(40)	(242)	(99)
LNG service revenues (iv)	—	1,000	—	2,129
Technical management fee revenue (v)	169	169	338	427
Service revenues (vi)	—	67	9	217

(i)
The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income (loss). The Company paid such third party technical management fees to the Manager in relation to certain former TIL vessels.

(ii)
The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

(iii)
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of income (loss).

(iv)
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest. The sub-contract ended in April 2019.

(v)
The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income (loss).

(vi)
The Company recorded service revenues relating to Teekay Tanker Operatings Limited's (or TTOL) administration of certain revenue sharing agreements and provision of certain commercial services to the counterparties in the agreements.

c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $10.1 million and $7.9 million were payable as crewing and manning costs as at June 30, 2020 and December 31, 2019, respectively, and such amounts are included in accrued liabilities in the unaudited consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.

d.
In October 2018, the Company established a new RSA structure under TTCL and subsequently began transitioning the Company's RSA activities from TTOL to TTCL. Pursuant to a service agreement with the Teekay Aframax RSA prior to the change in structure, from time to time, the Company hired vessels to perform full service lightering services. During the three and six months ended June 30, 2019, the Company recognized nil and $2.0 million, respectively, related to vessels that were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's unaudited consolidated statements of income (loss).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

14.	Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$
Net income (loss)	98,198	(14,307)	205,037	(1,860)

Weighted average number of common shares - basic	33,727,978	33,623,800	33,698,972	33,604,397
Dilutive effect of stock-based awards	250,752	—	263,539	—
Weighted average number of common shares - diluted	33,978,730	33,623,800	33,962,511	33,604,397

Earnings (loss) per common share:
– Basic	2.91	(0.43)	6.08	(0.06)
– Diluted	2.89	(0.43)	6.04	(0.06)

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and six months ended June 30, 2020, no restricted stock units (June 2019 - 0.6 million and 0.6 million, respectively) had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2020, options to acquire 0.2 million and 0.2 million (June 2019 - 15 thousand and 15 thousand) shares, respectively, of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

15.	Sale of Assets
The Company's unaudited consolidated statements of income (loss) for the three and six months ended June 30, 2020 includes a gain of $3.1 million relating to the completion of the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. $14.3 million of the total proceeds were received on closing and the remaining $12.7 million was received in July 2020.
As at June 30, 2020, the Company recorded an impairment of $0.7 million on its operating lease right-of-use assets, which were written-down to their estimated fair value.
During the six months ended June 30, 2020, the Company had completed the sale of three Suezmax tankers, two of which were held for sale at the end of the fourth quarter of 2019, with an aggregate gain on sales of $0.1 million. The remaining tanker was sold and delivered to its buyer in the first quarter of 2020 with a net loss on sale of $2.7 million.
As at March 31, 2020, the Company classified one Suezmax tanker as held for sale. The vessel cost, net of the estimated closing cost, was written down by $0.5 million to its estimated sales price. As at June 30, 2020, this vessel no longer met the requirements to be classified as held for sale and the asset was reinstated as held for use. The previous write-down of $0.5 million was reversed when the asset was reinstated as held for use.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

16.	Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash is as follows:

	As at	As at	As at	As at
	June 30, 2020	December 31, 2019	June 30, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	167,907	88,824	35,429	54,917
Restricted cash – current	4,766	3,071	1,916	2,153
Restricted cash – long-term	3,437	3,437	3,437	3,437
Cash and cash equivalents held for sale	—	1,121	—	—
Restricted cash held for sale - current	—	337	—	—
	176,110	96,790	40,782	60,507

The Company maintains restricted cash deposits relating to certain FFAs (note 8) and leasing arrangements (note 7).
Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the six months ended
	June 30, 2020	June 30, 2019
	$	$
Leased assets obtained in exchange for new operating lease liabilities	—	25,656

17.	Liquidity
As at June 30, 2020, the Company's term loan had an outstanding balance of $86.7 million which was guaranteed by Teekay and contained certain covenants (see note 6). The guarantee by Teekay was subsequently released upon completion of the August 2020 refinancing (notes 6 and 18).
Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from Company's operations over the following year, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least one-year period following the issuance of these unaudited consolidated financial statements.

18.	Subsequent Events
In August 2020, the Company entered into a new three-year, $67.4 million term loan debt facility to refinance four vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2020
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2019.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. As an adjacency to these core competencies, we also provide full service lightering (or FSL) and lightering support services in our ship-to-ship (or STS) transfer business. In early 2020, we entered into an agreement to sell the non-US portion of our STS business, and our LNG terminal management business, as described below, which sale closed on April 30, 2020. As at June 30, 2020, our fleet consisted of 60 vessels, including seven in-chartered vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	10	—	10
Aframax Tankers	2	—	2
LR2 Product Tanker (1)	1	—	1
Total Fixed-Rate Fleet (2)	13	—	13

Spot-rate:
Suezmax Tankers	16	—	16
Aframax Tankers (3)	15	2	17
LR2 Product Tankers (1)(3)	8	2	10
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	40	4	44
STS Support Vessels	—	3	3
Total Teekay Tankers Fleet	53	7	60

1.	Long Range 2 (or LR2) product tankers.

2.	Five charter-out contracts are scheduled to expire in 2020, six charter-out contracts are scheduled to expire in 2021 and two charter-out contracts are scheduled to expire in 2022.

3.
One Aframax tanker is currently time-chartered in for a period of 60 months expiring in 2021, one Aframax tanker is currently time-chartered in for a period of 24 months expiring in 2021 with an option to extend for one year, and two LR2 tankers are currently time-chartered in for periods of 24 months expiring in 2021, each with an option to extend for one year.

4.	VLCC owned through a 50/50 joint venture. As at June 30, 2020, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.

5.	As at June 30, 2020, a total of 35 of our owned, leased and chartered-in vessels, as well as 18 vessels not in our fleet owned by third parties, were subject to revenue sharing agreements (or RSAs).

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2019.

SIGNIFICANT DEVELOPMENTS IN 2020

Novel Coronavirus (COVID-19) Pandemic

The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 is anticipated to result in a significant decline in global demand for crude oil. As our business includes the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. Spot tankers rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries which reduced crude exports, and the unwinding of floating storage.

In the first half of 2020, we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and have introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about the potential risks of COVID-19 on our business.

IMO 2020 Low Sulfur Fuel Regulation

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. We have taken, and continue to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. At present, we have not installed any scrubbers on our fleet. We have transitioned to burning compliant low sulfur fuel from January 1, 2020. The initial transition to low sulfur fuel did not have a significant impact on our operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that we will be able to recover fuel price increases from the charterers of our vessels through higher rates for voyage charters.

New Loan Facility

In August 2020, we entered into a new $67.4 million term loan debt facility to refinance four vessels which is scheduled to mature in 2023. Following completion of the refinancing, Teekay no longer guarantees our term loan facility.

Sale of Non-US Ship-to-Ship Business

In January 2020, we reached an agreement to sell the non-US portion of our STS business, as well as our LNG terminal management business for approximately $27.1 million, including an adjustment for the final amounts of cash and other working capital present on the closing date. The sale closed on April 30, 2020, resulting in a gain on sale of approximately $3.1 million.

Time Chartered-out Vessels

Between March and May 2020, we entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000 respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts commenced between April and June 2020.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2019.

In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from vessel operations increased to $213.1 million for the six months ended June 30, 2020, compared to $37.1 million in the same period last year. The primary reasons for this increase are as follows:

•
an increase of $147.9 million due to higher overall average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers, as well as a higher extension rate from one time-charter out contract;

•	an increase of $25.2 million due to fewer off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year; and

•
a net increase of $19.4 million due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for the first half of 2019, as well as higher earnings from our FSL dedicated vessels, partially offset by early exit fees related to our vessels leaving the RSA to commence time-charter out contracts in the second quarter of 2020;

partially offset by

•	a decrease of $6.9 million due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020;

•	a decrease of $4.4 million primarily due to the amortization of first dry dockings for various former Tanker Investments Limited (or TIL) vessels subsequent to our acquisition of TIL in late 2017; and

•
a decrease of $3.6 million primarily due to a higher amount of repair and maintenance activities, higher insurance premiums, and increased crewing related costs resulting from the COVID-19 global pandemic.

On April 30, 2020, we completed the sale of the non-US portion of our STS support services business, as well as our LNG terminal management business. Following this sale, we have only one reportable segment. For periods prior to the sale, we managed our business and analyzed and reported our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. The segment information for all periods has been adjusted to be consistent with the segment presentation after the sale. Please read “Item 1 - Financial Statements: Note 4 - Segment Reporting.”

Details of the changes to our results of operations for each of our segments for the three and six months ended June 30, 2020, compared to the three and six months ended June 30, 2019 are provided below.

Three and Six Months Ended June 30, 2020 versus Three and Six Months Ended June 30, 2019

Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, our tanker segment also includes our US based ship-to-ship support services business, including our lightering support services provided as part of full service lightering operations.

The following table presents the operating results of our tanker segment for the three and six months ended June 30, 2020 and 2019, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change	2020	2019	% Change
Revenues	245,728	197,442	24.5%	581,400	426,386	36.4%
Less: Voyage expenses	(61,558)	(97,398)	(36.8)%	(180,799)	(200,397)	(9.8)%
Net revenues	184,170	100,044	84.1%	400,601	225,989	77.3%

Vessel operating expenses	(45,140)	(46,181)	(2.3)%	(90,927)	(93,139)	(2.4)%
Time-charter hire expenses	(9,296)	(10,792)	(13.9)%	(19,175)	(20,240)	(5.3)%
Depreciation and amortization	(29,425)	(29,925)	(1.7)%	(58,685)	(59,115)	(0.7)%
General and administrative expenses	(9,637)	(9,116)	5.7%	(18,443)	(17,915)	2.9%
Loss on sale of assets and write-down of assets	(185)	—	100.0%	(3,272)	—	100.0%
Income from operations	90,487	4,030	2,145.3%	210,099	35,580	490.5%

Equity income (loss)	3,188	(169)	1,986.4%	5,128	584	778.1%

Tanker Market
Crude tanker spot rates remained firm during the second quarter of 2020, particularly during the early part of the quarter. Crude trade volumes increased during April 2020 due to the short-lived price war between Saudi Arabia and Russia, leading to increased tanker demand. Floating storage also gave support to crude tanker spot rates during the quarter, peaking in early May 2020 when almost 500 tankers, or over 60 million deadweight tonnes (mdwt), were storing approximately 400 million barrels of oil. This floating storage was driven by a significant mismatch between elevated levels of global oil production and depressed oil demand due to the impact of COVID-19, resulting in a large surplus of both crude oil and refined products. Onshore storage filled rapidly which then forced oil into floating storage, particularly as the crude oil futures curve moved into a steep contango.
Crude tanker spot rates have softened since the middle of May 2020 due to lower global oil production and the return of some ships from floating storage. The OPEC+ group implemented record oil production cuts of 9.7 million barrels per day (mb/d) from the beginning of May 2020, with Saudi Arabia, UAE and Kuwait pledging a further 1.2 mb/d of cuts during June 2020. Compliance with these cuts has been relatively high and has led to a significant reduction in crude trade volumes from May 2020 onwards. Oil production has also declined in non-OPEC countries due to the impact of weak oil prices, with total global oil production falling by 11.3 mb/d between April and May 2020 and by a further 2.4 mb/d during June 2020. According to the International Energy Agency, global oil production of 86.9 mb/d during June 2020 was the lowest in approximately nine years, which has weighed on tanker demand from May 2020 onwards. In addition, floating storage has come off from the record highs seen in May 2020 to around 250 ships, or 38 mdwt, storing 240 million barrels of oil as of the end of July 2020. Taken together, a reduction in trade volumes, coupled with ships returning from floating storage has put pressure on crude tanker spot rates during the latter part of the second quarter of 2020, and this weakness has continued into the third quarter of 2020.
Looking ahead to the second half of the year, global oil production is expected to increase as both OPEC and non-OPEC countries are expected to increase oil supply to the market. The OPEC+ group is set to return 2 mb/d of production from August 2020 onwards, though this may not all ultimately translate into additional export volumes, as Saudi Arabia has pledged to keep its extra production for domestic use during the summer months when local power demand is higher. Non-OPEC oil production could also start to rebound with global oil prices having stabilized above $40 per barrel in recent weeks. In addition, global refinery throughput is expected to increase by approximately 9 mb/d between the second quarter and fourth quarter of 2020, which would create additional crude oil demand. Although a portion of this additional supply may be sourced from oil being pulled out of inventory - both onshore and offshore - we should nevertheless anticipate an increase in crude tanker demand during the second half of the year. However, this may be offset by ships returning to the trading fleet from floating storage and, therefore, the relative balance between recovering tanker demand and increasing fleet supply will determine crude tanker spot rates. Overall, we expect a relatively weaker crude tanker market during the second half of 2020, especially compared to the strong first half of 2020.
The long-term outlook remains very difficult to forecast due to significant uncertainties over the strength and pace of a potential oil demand recovery, with much depending on how various countries and regions manage to contain the spread of COVID-19 over the coming months. However, we remain encouraged by supportive fleet supply fundamentals, with the tanker orderbook currently at a 24-year low when measured as a percentage of the existing fleet. We have yet to see any meaningful tanker scrapping this year, but a period of lower tanker rates could lead to higher levels of removals over the coming months which would help limit fleet supply growth. Finally, new tanker ordering remains extremely low, and will likely remain so in the near future. Overall, we expect low levels of tanker fleet growth for at least the next two years.
In summary, the tanker market looks set for a more challenging period in the coming months following a very strong first half of the year. Although the demand outlook is highly uncertain, we remain encouraged by the tanker fleet supply fundamentals which appear much more favorable compared to prior market cycles.

Fleet and TCE Rates
As at June 30, 2020, we owned 52 double-hulled oil and product tankers and time chartered-in two Aframax and two LR2 tankers. We also owned a 50% interest in one VLCC, the results of which are included in equity income (loss).

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Tanker Segment
	Three Months Ended June 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$93,985	($23,462)	$1,272	$71,795	1,544	$46,484
Voyage-charter contracts - Aframax (4)	$74,216	($25,567)	($411)	$48,238	1,632	$29,569
Voyage-charter contracts - LR2 (4)(5)	$38,350	($13,820)	$1,396	$25,926	876	$29,621
Time-charter out contracts - Suezmax	$31,000	($1,372)	$335	$29,963	794	$37,740
Time-charter out contracts - Aframax	$2,158	($101)	$30	$2,087	91	$22,925
Time-charter out contracts - LR2	$1,828	($50)	$27	$1,805	71	$25,463
Total	$241,537	($64,372)	$2,649	$179,814	5,008	$35,913

(1)
Excludes $1.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.5 million of bunker commissions earned and $0.9 million of revenues related to the US portion of our STS support services business.

(2)	Includes $3.2 million of operating expenses related to providing lightering support services to the FSL business.

(3)
Adjustments primarily include off-hire bunker expenses and exit fees incurred during the second quarter of 2020 for vessels that left the RSAs without sufficient notice, which are excluded from Average TCE per revenue day.

(4)
Includes $25.5 million of revenues and $11.5 million of voyage expenses related to the FSL business, which includes $3.2 million of operating expenses referenced in note (2) above related to the FSL business.

(5)	Excludes $1.4 million of revenues and $0.4 million of voyage expenses related to one risk-sharing agreement that was entered during the first quarter of 2019 for one time charter-in contract.

	Tanker Segment
	Three Months Ended June 30, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$87,002	($46,235)	$984	$41,751	2,418	$17,267
Voyage-charter contracts - Aframax (4)(5)	$75,120	($40,242)	$507	$35,385	1,763	$20,075
Voyage-charter contracts - LR2 (5)	$24,696	($11,627)	$99	$13,168	840	$15,679
Time-charter out contracts - Suezmax	$1,495	($44)	$122	$1,573	91	$17,281
Time-charter out contracts - Aframax	—	$137	($138)	($1)	—	—
Total	$188,313	($98,011)	$1,574	$91,876	5,112	$17,975

(1)
Excludes $1.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.6 million of bunker commissions earned and $2.4 million of revenues related to the US portion of our STS support services business.

(2)	Includes $2.5 million of operating expenses related to providing lightering support services to the FSL business.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $24.5 million of revenues and $15.5 million of voyage expenses related to the FSL business, which includes $2.5 million of operating expenses referenced in note (2) above related to the FSL business.

(5)	Excludes $4.6 million of revenues and $1.9 million of voyage expenses related to the risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts.

	Tanker Segment
	Six Months Ended June 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$251,705	($79,812)	$1,510	$173,403	3,615	$47,964
Voyage-charter contracts - Aframax (4)(5)	$172,756	($64,547)	($626)	$107,583	3,355	$32,070
Voyage-charter contracts - LR2 (4)(5)	$94,274	($36,860)	$1,394	$58,808	1,829	$32,161
Time-charter out contracts - Suezmax	$46,567	($1,643)	$338	$45,262	1,247	$36,291
Time-charter out contracts - Aframax	$2,158	($101)	$30	$2,087	91	$22,925
Time-charter out contracts - LR2	$1,828	($50)	$27	$1,805	71	$25,463
Total	$569,288	($183,013)	$2,673	$388,948	10,208	$38,104

(1)
Excludes $3.2 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $1.0 million of bunker commissions earned, $2.2 million of revenues related to the US portion of our STS support services business and a $1.1 million reduction of taxes recoverable from one of our customers.

(2)	Includes $6.4 million of operating expenses related to providing lightering support services to the FSL business.

(3)
Adjustments primarily include off-hire bunker expenses and exit fees incurred during the second quarter of 2020 for vessels that left the RSAs without sufficient notice, which are excluded from Average TCE per revenue day.

(4)
Includes $62.2 million of revenues and $28.4 million of voyage expenses related to the FSL business, which includes $6.4 million of operating expenses referenced in note (2) above related to the FSL business.

(5)	Excludes $6.7 million of revenues and $4.2 million of voyage expenses related to risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts.

	Tanker Segment
	Six Months Ended June 30, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$189,010	($93,496)	$3,147	$98,661	4,833	$20,415
Voyage-charter contracts - Aframax (4)(5)	$157,891	($79,902)	$851	$78,840	3,515	$22,429
Voyage-charter contracts - LR2 (5)	$58,735	($28,915)	$206	$30,026	1,655	$18,148
Time-charter out contracts - Suezmax	$3,068	($136)	$196	$3,128	181	$17,281
Time-charter out contracts - Aframax	1,838	$127	($137)	$1,828	75	$24,276
Total	$410,542	($202,322)	$4,263	$212,483	10,259	$20,713

(1)
Excludes $3.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $1.2 million of bunker commissions earned and $3.6 million of revenues related to the US portion of our STS support services business.

(2)	Includes $5.4 million of operating expenses related to providing lightering support services to the FSL business.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $40.3 million of revenues and $24.8 million of voyage expenses related to the FSL business, which includes $5.4 million of operating expenses referenced in note (2) above related to the FSL business.

(5)	Excludes $7.9 million of revenues and $3.5 million of voyage expenses related to the risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts.
Net Revenues. Net revenues were $184.2 million and $400.6 million for the three and six months ended June 30, 2020, respectively, compared to $100.0 million and $226.0 million for the same periods in the prior year.
The increases for the three and six months ended June 30, 2020 compared to the same periods in 2019 were primarily the result of:

•
increases of $64.8 million and $147.9 million for the three and six months ended June 30, 2020, respectively, due to higher overall average realized spot rates earned by our Suezmax, Aframax and LR2 product tankers, as well as a higher extension rate from one time-charter out contract;

•
net increases of $16.3 million and $21.6 million for the three and six months ended June 30, 2020, respectively, primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to the spot rates for the three and six months ended June 30, 2019;

•
increases of $13.2 million and $25.2 million for the three and six months ended June 30, 2020, respectively, due to fewer off-hire days related to dry dockings and off-hire bunker expenses compared to the same periods in the prior year; and

•	an increase of $2.0 million for the six months ended June 30, 2020 due to one extra calendar day compared to the same period in the prior year;
partially offset by

•
net decreases of $7.4 million and $18.0 million for the three and six months ended June 30, 2020, respectively, primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and the redeliveries of two Aframax in-chartered tankers to their owners in the first quarter of 2020, partially offset by the addition of one Aframax in-chartered tanker that was delivered to us in the third quarter of 2019;

•
a decrease of $2.4 million for the three and six months ended June 30, 2020 due to early exit fees related to vessels leaving the RSA to commence time-charter out contracts in the second quarter of 2020; and

•	a decrease of $1.1 million for the six months ended June 30, 2020 due to a reduction of taxes recoverable from one of our customers, offset by a corresponding decrease in tax expense.
Vessel Operating Expenses. Vessel operating expenses were $45.1 million and $90.9 million for the three and six months ended June 30, 2020, respectively, compared to $46.2 million and $93.1 million, for the same periods in the prior year. The decreases were due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020, partly offset by an increase in repair and maintenance activities, insurance premiums and port expenses.
Time-charter Hire Expenses. Time-charter hire expenses were $9.3 million and $19.2 million for the three and six months ended June 30, 2020, respectively, compared to $10.8 million and $20.2 million, for the same periods in the prior year. The decreases were primarily due to the redelivery of two chartered-in vessels in early 2020 offset partly by the delivery of a new chartered-in vessel in the third quarter of 2019.
Depreciation and Amortization. Depreciation and amortization expense was $29.4 million and $58.7 million for the three and six months ended June 30, 2020, respectively, compared to $29.9 million and $59.1 million, for the same periods in the prior year. The decreases for the three months and six months ended June 30, 2020 were due to the vessels sold in the fourth quarter of 2019 and first quarter of 2020 and partially offset by depreciation related to capitalized dry-docking expenditures relating to our TIL vessels finishing their first drydockings since the TIL purchase in late 2017.
Loss on Sale of Assets and Write-Down of Assets. The loss of $0.5 million and $3.3 million on the loss on sale of assets and write-down of assets for the three and six months ended June 30, 2020 compared to $nil for the same periods in the prior year are primarily due to:

•	the sale of one Suezmax tanker in the first quarter of 2020, which resulted in a loss of $2.7 million for the six months ended June 30, 2020;

•	the impairment recorded on the Company's operating lease right of use assets which resulted in a write-down of $0.7 million for the three and six months ended June 30, 2020; and

•
the gain for the three months ended June 30, 2020 of $0.5 million relates to the reversal of the first quarter of 2020 write-down relating to one Suezmax vessel which was held for sale at the end of the first quarter of 2020. As at June 30, 2020 the vessel no longer met the criteria to be classified as held for sale and is presented as held for use on the balance sheet at June 30, 2020.

Equity Income (Loss). Equity income increased to $3.2 million and $5.1 million for the three and six months ended June 30, 2020, respectively, compared to an equity loss of $(0.2) million and income of $0.6 million, respectively for the same periods in the prior year. The increases are primarily due to higher spot rates realized by our 50% interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our non-US lightering support services, as well as our LNG terminal management, consultancy, procurement and other related services, which was sold on April 30, 2020.

The following table presents the operating results for our STS transfer segment for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change	2020	2019	% Change
Revenues	764	9,565	(92.0)%	6,992	18,782	(62.8)%
Vessel operating expenses	(1,078)	(7,419)	(85.5)%	(5,940)	(15,048)	(60.5)%
Depreciation and amortization	(121)	(733)	(83.5)%	(493)	(1,408)	(65.0)%
General and administrative expenses	(147)	(392)	(62.5)%	(627)	(758)	(17.3)%
Gain on sale of assets	3,081	—	100.0%	3,081	—	100.0%
Income from operations	2,499	1,021	144.8%	3,013	1,568	92.2%

Revenues. Revenues were $0.8 million and $7.0 million for the three and six months ended June 30, 2020, respectively, compared to $9.6 million and $18.8 million for the same periods in the prior year. The decreases in the three and six months ended June 30, 2020 were primarily due to the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020, and the completion of an LNG terminal management project and an LNG STS contract in 2019.

Vessel Operating Expenses. Vessel operating expenses were $1.1 million and $5.9 million for the three and six months ended June 30, 2020, respectively, compared to $7.4 million and $15.0 million for the same periods in the prior year. The decreases were primarily due the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020, and the completion of an LNG terminal management project and an LNG STS contract in 2019.

Depreciation and Amortization. Depreciation and amortization expense was $0.1 million and $0.5 million for the three and six months ended June 30, 2020, respectively, compared to $0.7 million and $1.4 million for the same periods in the prior year. The decreases were primarily due to no depreciation being taken on the assets which were sold during the second quarter of 2020 and lower amortization of customer contract intangible assets.

Gain on Sale of Assets. The gain on the sale of assets of $3.1 million for the three and six months ended June 30, 2020 is due to the gain on the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020.

Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
(in thousands of U.S. Dollars)	$	$	$	$
Interest expense	(13,492)	(16,607)	(28,627)	(33,549)
Interest income	567	221	823	586
Realized and unrealized loss on derivative instruments	(589)	(1,778)	(1,416)	(2,625)
Income tax recovery (expense)	14,598	(1,639)	13,934	(4,253)
Other income	940	614	2,083	249
Interest Expense. Interest expense was $13.5 million and $28.6 million for the three and six months ended June 30, 2020, respectively, compared to $16.6 million and $33.5 million for the same periods in the prior year. The decreases are primarily due to the debt refinancing completed in the first quarter of 2020, which resulted in lower principal balances and interest rates in comparison to those under the refinanced credit facilities, and significant prepayments of loan principal during the fourth quarter of 2019 and during first half of 2020, along with overall lower average LIBOR rates.
Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized losses on derivative instruments were $0.6 million and $1.4 million for the three and six months ended June 30, 2020, respectively, compared to $1.8 million and $2.6 million for the same periods in the prior year. These decreases are primarily due to changes in our long-term forward benchmark interest rates.

Income Tax Recovery (Expense). Freight tax and other tax recovery was $14.6 million and $13.9 million for the three and six months ended June 30, 2020, respectively, compared to an expense of $1.6 million and $4.3 million for the same periods in the prior year. The fluctuations are mainly due to a reversal of $15.2 million of freight tax liabilities in the three months ended June 30, 2020 as a result of correspondence with a tax authority on the applicable tax rate in respect of freight taxes in a certain jurisdiction and subsequently secured an agreement in principle with a tax authority relating to an outstanding uncertain tax liability. The agreement in principle is based in part on a recent initiative of the tax authority in response to COVID-19, which included the waiver of interest and penalties on unpaid taxes.
Other Income. Other income was $0.9 million and $2.1 million for the three and six months ended June 30, 2020, respectively compared to $0.6 million and $0.2 million for the same periods in the prior year. These fluctuations are primarily due to the amortization of a previously deferred gain, partially offset slightly by changes in foreign exchange rates related to our accrued tax balances.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2020, we had a working capital surplus of $163.1 million, compared to a working capital surplus of $141.5 million as at December 31, 2019.
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at June 30, 2020, our total consolidated cash and cash equivalents was $167.9 million, compared to $88.8 million at December 31, 2019. Our cash balance as at June 30, 2020 increased primarily as a result of net operating cash flow and net proceeds received from the sale of three Suezmax vessels and the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $467.5 million as at June 30, 2020, compared to $150.3 million as at December 31, 2019. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our term loan had an outstanding balance of $86.7 million as at June 30, 2020 (December 31, 2019 - $145.0 million) and contains certain covenants. In August 2020, we refinanced the term loan facility which is now scheduled to mature in 2023. Please read "Item 1 - Financial Statements: Note 6 - Long-term Debt" in the notes to our unaudited consolidated financial statements.
In January 2020, we entered into a $532.8 million long-term revolving credit facility (or the 2020 Revolver), which is scheduled to mature in December 2024, and which had an outstanding balance of $235.0 million as at June 30, 2020. We used proceeds from the 2020 Revolver to repay a portion of the $455.3 million then outstanding under our prior two revolving facilities, which were scheduled to mature in 2021 and 2022, and two term loans facilities, which were scheduled to mature in 2020 and 2021.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs primarily include capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our operating lease commitments and obligations related to finance leases are described "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 6 - Long-term Debt" and our working capital loan is described in "Item 1 - Financial Statements: Note 5 - Short-term Debt of this Report". Our obligations related to finance leases require us to maintain minimum levels of cash and aggregate liquidity. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of the RSA participants. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants, which are described in further detail in Note 6 and 7 of our unaudited interim consolidated financial statements. If we do not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of the date these unaudited consolidated financial statements were issued, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
	2020	2019
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	304,871	64,366
Net cash flow used for financing activities	(301,189)	(77,546)
Net cash flow provided by (used for) investing activities	75,638	(6,545)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, and vessel dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $240.5 million for the six months ended June 30, 2020 compared to the same period in 2019. This increase was primarily due to:

•
a net increase of $162.5 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot tanker rates, fewer off-hire days, partially offset by the sale of four Suezmax tankers between December 2019 and March 2020 and the sale of our non-US portion of our ship-to-ship support services business as well as our LNG terminal management business;

•	an increase of $53.9 million in cash inflows due to changes in net working capital; and

•	a decrease of $24.1 million in operating cash outflows in the first and second quarters of 2020 relating to lower expenditures for dry-docking activities.

Financing Cash Flows
Net cash flow used for financing activities increased by $223.6 million for the six months ended June 30, 2020 compared to the same period in 2019. The increase was primarily due to:

•	a net increase of $104.3 million in cash outflows due to an increase in repayments and prepayments on our revolving credit facilities and term loans during the six months ended June 30, 2020;

•	a net decrease of $63.9 million in cash inflows due to the sale-leaseback transaction completed in May 2019, partially offset by scheduled repayments on our capital lease obligations; and

•	a net increase of $55.0 million in cash outflows due to an increase in repayments on our working capital facility.

Investing Cash Flows
Net cash flow provided by investing activities increased by $82.2 million for the six months ended June 30, 2020 compared to the same period in 2019. The increase was primarily due to:

•
an increase of $75.2 million in cash inflows due to the proceeds received from the sale of the three Suezmax tankers and the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the six months ended June 30, 2020;

•	an increase of $3.5 million in cash inflows due to loan repayments from our joint venture; and

•	a decrease in cash outflows of $3.5 million due to a lower amount of capital expenditures for the fleet during the six months ended June 30, 2020.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2020:

							Beyond
(in millions of U.S. Dollars)	Total	2020	2021	2022	2023	2024	2025
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	149.8	32.1	11.2	11.2	42.2	53.1	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	181.9	—	—	—	33.7	148.2	—
Scheduled repayments of obligations related to finance leases (2)	402.5	13.1	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (3)	23.8	17.3	6.5	—	—	—	—
Total	758.0	62.5	45.0	40.7	107.8	235.9	266.1

(1)
Giving the effect to the debt refinancing completed in August 2020, excludes expected interest payments of $4.8 million (remainder of 2020), $8.7 million (2021), $8.4 million (2022), $7.1 million (2023), and $3.0 million (2024). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.50% to 3.50% at June 30, 2020. The expected interest payments do not reflect the effect of an related interest rate swap that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $15.4 million (remainder of 2020), $28.9 million (2021), $26.7 million (2022), $24.3 million (2023), $21.8 million (2024) and $54.3 million (thereafter).

(3)
Excludes payments required if we execute options to extend the terms of in-chartered leases signed as of June 30, 2020. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $18.1 million (remainder of 2020), $25.5 million (2021), and $4.8 million (2022).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2020.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2020 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;

•	forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping;

•	estimated growth in global oil demand and supply;

•	our expectation of being able to pass along the higher cost of low sulphur fuel to our customers;

•	future tanker rates, OPEC+ oil production or oil supply cuts and floating storage demand;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•
our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, the sufficiency of cash flows, and our and Teekay's expected compliance with covenants in our financing agreements;

•	our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months; and

•	expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend in-chartered leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; OPEC+ production and supply levels; oil contango levels; the duration and extent of the coronavirus outbreak and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; geopolitical tensions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2020
PART I - FINANCIAL INFORMATION

ITEM 3 - CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the quarter ended June 30, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended June 30, 2020, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Our 2020 Annual General Meeting was held on June 24, 2020. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms Expiring 2021	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	33,040,391	4,728,816	N/A	N/A
Sai Chu	35,824,415	1,944,792	N/A	N/A
Kenneth Hvid	32,976,577	4,792,630	N/A	N/A
Richard T. Du Moulin	33,911,742	3,857,465	N/A	N/A
David Schellenberg	37,394,517	374,690	N/A	N/A

Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	September 1, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)